December 31, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

Re:	aVinci Media Corporation Registration Statement on Form S-1 Filed August 7, 2008 File No. 333-152869
Dear Ms. Mills-Apenteng:

This letter sets forth the responses of aVinci Media Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 29, 2008 concerning the Company’s Registration Statement on Form S-1 (File No. 333-152869) originally filed with the Commission on August 7, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated December 29, 2008.  References in the text of the responses herein to captions and page numbers are to Amendment No. 4 to Form S-1 which is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 49

It appears that your response to comment 5 of our letter dated November 18, 2008 does not address the disclosure required under Item 404(d)(2) of Regulation S-K.  We note, however, your expanded disclosure on page 49 that Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen are promoters, as defined by Rule 405 of the Securities Act, of aVinci Media Corporation and will not receive any compensation in connection with the registration statement.  Please clarify whether any of the promoters at any time during the past five years received anything of value (including money, property, contracts, options or rights of any kind) directly or indirectly from the registrant or whether the registrant received any assets, services or other consideration from any of the promoters.

We have revised our disclosure on page 49 to describe all of the payments and transactions between us and Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen during the past five years.  Other than the disclosed payments and transactions, Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen did not receive anything of value (including money, property, contracts, options or rights of any kind) directly or indirectly from us and we did not receive any assets, services or other consideration from Chett B. Paulsen, Richard B. Paulsen and Edward B. Paulsen.

Exhibit 5.1

We note that your updated opinion of counsel continues to refer to shares that will be issued in the future although the resale registration statement relates in significant part to shares that are currently outstanding.  Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.

We have updated our opinion to address your comment.

General

It appears that the summary compensation table on page 46 and the beneficial ownership table on page 48 indicate footnotes that appear to have been omitted. Please advise.

We have corrected the footnotes to address your comment.
*****

If you have any questions or comments regarding this letter, please feel free to contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara

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